Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE AND TIER ONE ARGENTINIAN OPERATOR PARTNER IN NETWORK MODERNIZATION

Providing Backhaul Scalability for LTE Services and Network Expansion

Ottawa, Canada, November 7, 2016 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a global supplier of packet microwave radio systems, today announced the company has signed an extension to a multi-million dollar project with a Tier 1 mobile operator in Argentina together with its local partner Trans Industrias Electronicas S.A. This represents DragonWave’s largest project in Argentina, a country where the company is pursuing further growth and development with its extensive portfolio offering.

The new customer’s legacy TDM radios are being replaced with DragonWave Harmony Trunk radios in order to provide backhaul scalability needed to support its ongoing LTE deployments. Turning up Harmony Trunk in 500 Mbps and 1 Gbps configurations enables the carrier to deliver increased high capacity data services in its mobile network today, while also establishing a solid foundation to support further expansion of its wireless network. DragonWave is working with local partner Trans Industrias Electronicas S.A. to provide an end-to-end solution that includes engineering, deployment and in-country support. The Harmony Trunk solution was selected for its high capacity, long reach, and all-indoor capabilities that suited the end customer’s network environments.

“DragonWave was selected after determining that the Harmony Trunk solution best met the operator’s capacity and reach requirements,” said Alfredo Eimer, CEO of Trans Industrias Electronicas S.A. Our partnership with DragonWave provides our valued customer with the local services and support they expect from their vendors so that they can continue to provide high-quality, reliable service delivery to its growing customer base.”

The DragonWave Harmony Trunk is a hybrid microwave solution that enables operators to migrate from full-TDM, to Hybrid, to full-IP via a simple software configuration, and to transport TDM and IP signals natively over the air without any encapsulation or mapping.

“Harmony Trunk is uniquely suited to support this key customer’s capacity requirements for its LTE network deployment,” said Peter Allen, CEO, DragonWave. “It’s also rewarding to establish yet another direct relationship with a customer previously purchasing equipment through Nokia and Siemens, and is in step with our plans to directly serve our end customers by delivering and supporting next-generation DragonWave products to meet operators’ network growth requirements.”

To learn more about DragonWave, visit us at www.dragonwaveinc.com, read our blog, and follow us on Twitter, Facebook and LinkedIn.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: +1-613-599-9991 ext 2262	Media Contact: Becky Obbema Interprose (for DragonWave) Becky.Obbema@interprosepr.com Tel: +1-408- 778-2024	Investor Contact: Patrick Houston CFO DragonWave Inc. investor@dragonwaveinc.com Tel: +1-613-599-9991